

TRANSMISSÃO PAULISTA

Data *São Paulo, December 22, 2005* *Ref.CT/F/05910/2005*

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**


06010019

Gentleman/Madam:

We are enclosing a copy of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista's Call Notice of Relevant Fact, regarding the payment of interest on own capital, published on 12/20/2005, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely Yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

Enclosure: as above mentioned

Copy to: Mr. Edgar Piedra
The Bank of New York

Companhia de Transmissão de Energia Elétrica Paulista

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107


TRANSMISSÃO
PAULISTA

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
Open Capital Company – CNPJ 02.998.611/0001-04

Relevant Fact

We inform the shareholders and the market that the Board of Directors, in an extraordinary meeting held on 12/19/2005, deliberated to destine to the shareholders, as interest on own capital, the amount of R$ 90,000,000.00, corresponding to R$ 0.602873 per lot of a thousand shares, for book credit on 12/31/2005 and payment on 01/13/2006, as provided for in paragraph 3, of article 31 of the Bylaws and paragraph 7, of article 9 of the corporate Law.

On the above mentioned amount, the income tax collection will incur according to the legislation in effect, except for the legal entities exempted, through the remittance of corroborating documents until 12/28/2005 to CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, at Rua Bela Cintra, 847, 6° andar, CEP 01415-903. The shareholders stated in the share position ascertained on 12/28/2005 shall be entitled to the revenue, being the shares negotiated as from 12/29/2005 in the Stock Exchanges considered "ex-interest on own capital". The value regarding the payment of interest above may be deducted from the amount of dividends to be paid, as granted by the legislation and Bylaws of the Company.

Banking Credit of Interest on Own Capital

The shareholders will receive the credit according to the record supplied to Banco Itaú S/A, depositary institution of the shares of this Company. The shareholders whose register is not updated (does not have the number of CPF/CNPJ, or banking credit option) will have their revenue credited within 3 (three) working days after their register updating. In this case, the updating may be made in the below mentioned branches or through correspondence addressed to the *Superintendência de Serviços para Empresas* (Services Superintendence for Companies), at Av. Engenheiro Armando de Arruda Pereira, 707 - São Paulo - SP, CEP 04344-902. The shareholders that use fiduciary custody will have the credit of the revenue made according to record supplied to the Stock Exchanges. There will be no monetary adjustment of the values to be paid.

Branches of Banco Itaú S/A

São Paulo (SP) – R. Boa Vista, 176 – 1° subsolo, Centro, CEP 01014-000, fone: 11 3247-3138;
Rio de Janeiro (RJ) – R. 7 de Setembro, 99 - subsolo, Centro, CEP 20050-005, fone: 21 2508-8086;
Belo Horizonte (MG) - Av. João Pinheiro, 195 - térreo, Centro, CEP 30130-180, fone: 31 3249-3524;
Brasília (DF) - SC Sul Quadra 3 - Ed. D' Ângela – bl. A, sobreloja, Centro, CEP 70300-500, fone: 61 316-4850;
Curitiba (PR) – R. João Negrão, 65, sobreloja, Centro, CEP 80010-200, fone: 41 320-4128;
Porto Alegre (RS) – R. Sete de Setembro, 746 - térreo, Centro, CEP 90010-190, fone: 51 3210-9150;
Salvador (BA) - Av. Estados Unidos, 50 - 2° andar, Ed. Sesquicentenário, CEP 40010-120, fone: 71 319-8010.

São Paulo, December 19, 2005

Cláudio Cintrão Forghieri
Chief Financial Officer and Investors Relation Director



TRANSMISSÃO PAULISTA

RECEIVED

2006 JAN -3 P 2:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Data São Paulo, December 22, 2005 *Ref.CT/F/05915/2005*

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

Gentleman/Madam:

We are enclosing, a copy of the abstract of the Minutes of Meeting of the Board of Directors of Companhia de Transmissão de Energia Elétrica held on December 05, 2005, regarding the approval of investment Budget for 2006, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely Yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

Enclosure: as above mentioned

Copy to: Mr. Edgar Piedra
The Bank of New York

Companhia de Transmissão de Energia Elétrica Paulista

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107

CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA

CNPJ 02.998.611/0001-04

NIRE No. 35300170571

ABSTRACT OF THE MINUTES OF THE 136th MEETING OF THE BOARD OF DIRECTORS

On December 5, 2005, at 9:00 a.m., duly called by the Chairman of the Board of Directors, according to article 18 of the Bylaws, in the meeting room at Rua Bela Cintra, 847 - 10th floor, São Paulo, an Ordinary Meeting was held by the below named and signed members of the Board of Directors of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista. .... Following, the Chairman of the Board of Directors passed on to **item III** of the agenda, **"Company's Budget for 2006"**, asking the Chief Financial Officer and Investors Relation Director, Mr. Cláudio Cintrão Forghieri, to submit the matter, what was made based on the material presented in the meeting and distributed to the Councilmembers. Following, Mr. Cláudio Cintrão Forghieri informed that the Budget is presented in currency of 2006, according to price index estimate, rate of exchange and interest rate compatible with the market projections made by Banco Central do Brasil, regarding 11/25/2005. Investment in improvements, expansion plans authorized by ANEEL and reinforcements according to ANEEL No. 158/2005 Resolution were considered. Expenses with materials and services were maintained at the 2005 face value, and expenses with staff followed what is stated in the Official Letter CPS No. 02/2005. Mr Cláudio Cintrão Forghieri also informed that the financial feasibility of the Budget shall occur using the Company's own resources. The matter was submitted to discussion and voting, taking into account the result statement, the balance sheets and the cash flow, resulting unanimously **approved** the *Company's Budget 2006*, according to the following table:

TRANSMISSÃO PAULISTA

R$ millions

	2006
INVESTMENTS	**595.3**
Modernization and Adequacy of the System	78.0
ANEEL No. 158/2005 Resolution Reinforcements - probable additional revenue in the review	56.0
Reinforcements Authorized by ANEEL - additional revenue	460.0
Other Corporate Investments	1.3

EXPENSES	**164.6**
Material, Services and Others	145.6
Research and Development	19.0

These minutes, after approved, were signed by the members of the Board of Directors present. Mauro Guilherme Jardim Arce - Chairman, Ruy Martins Altenfelder Silva, Antonio Carlos Rizeque Malufe, Carlos Pedro Jens, Fernando Carvalho Braga, Fernando José Tenório Acosta, Fernando Maida Dall'Acqua, Luiz de Freitas Bueno, Luiz Tacca Júnior, Márcia Yajgunovitch Mafra, Miguel Carlos Fontoura da Silva Kozma, Norberto de Franco Medeiros, Rogério da Silva, Sílvio Aleixo and Valter Correia da Silva.

São Paulo, December 5, 2005

Mauro Guilherme Jardim Arce
Chairman of the Board of Directors

Ligia Ourives da Cruz Ferreira
Executive Secretary of the Board of Directors


TRANSMISSÃO
PAULISTA

RECEIVED
2006 JAN -3 P 2:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Data São Paulo, December 22, 2005 *Ref.CT/F/05912/2005*

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

Gentleman/Madam:

We are enclosing, a copy of the abstract of the Minutes of Meeting of the Board of Directors of Companhia de Transmissão de Energia Elétrica held on December 19, 2005, regarding the approval of credit of Remuneratory Interest on Own Capital, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely Yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

Enclosure: as above mentioned

Copy to: Mr. Edgar Piedra
The Bank of New York

TRANSMISSÃO PAULISTA

CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA

CNPJ No. 02.998.611/0001-04

NIRE 35300170571

ABSTRACT OF THE MINUTES OF THE 137th MEETING OF THE BOARD OF DIRECTORS

On December 19, 2005, at 03:00 p.m., duly called by the Chairman of the Board of Directors, according to article 18 of the Bylaws, in the meeting room at Rua Bela Cintra, 847 - 10th floor, São Paulo, an Extraordinary Meeting was held by the below named and signed members of the Board of Directors of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista. Opening the meeting, the Chairman of the Board of Directors, Mr. Mauro Guilherme Jardim Arce, put to appreciation the sole item of the agenda "Credit of Remuneratory Interest on Own Capital", asking the Chief Financial Officer and Investors Relations Director, Mr. Cláudio Cintrão Forghieri, to submit the matter, what was made based on the Proposal to Board of Directors, on the Resolution of the Executive Committee No. 1482/02/305, of 11/29/2005, and on the transparent sheets shown, that make part of the documents of the meeting. .... The matter was put to voting, resulting unanimously approved the credit to the shareholders of remuneratory interest on own capital in the amount of R$ 90,000,000.00, corresponding to R$ 0.602873 per lot of a thousand shares, for book credit on 12/31/2005 and payment on 01/13/2006. ....
These minutes, after approved, were signed by the members of the Board of Directors present. Mauro Guilherme Jardim Arce - Chairman, Ruy Martins Altenfelder Silva, Antonio Carlos Rizeque Malufe, Carlos Pedro Jens, Fernando Carvalho Braga, Fernando José Tenório Acosta, Fernando Maida Dall'Acqua, Luiz de Freitas Bueno, Luiz Tacca Júnior, Márcia Yajgunovitch Mafra, Miguel Carlos Fontoura da Silva Kozma, Norberto de Franco Medeiros, Rogério da Silva, Sílvio Aleixo and Valter Correia da Silva.

São Paulo, December 19, 2005

Mauro Guilherme Jardim Arce
Chairman of the Board of Directors

Ligia Ourives da Cruz Ferreira
Executive Secretary of the Board of Directors